UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Manager Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(1) shares, which is approximately 88.0%(1) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,601,265(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 45,601,265(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,601,265(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centro MCS Manager Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(2) shares, which is approximately 88.0%(2) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,601,265(2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 45,601,265(2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,601,265(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(2) Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Custodian Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(3) shares, which is approximately 88.0%(3) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 91,202,530(3)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 91,202,530(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,202,530(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.0%(3)

14.	Type of Reporting Person (See Instructions) OO

(3)  Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(4) shares, which is approximately 88.0%(4) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 91,202,530(4)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 91,202,530(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,202,530(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.0%(4)

14.	Type of Reporting Person (See Instructions) HC

(4)  Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super IntermediateCo LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(5) shares, which is approximately 88.0%(5) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 91,202,530(5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 91,202,530(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,202,530(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.0%(5)

14.	Type of Reporting Person (See Instructions) CO

(5)  Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super MergerSub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 91,202,530(6) shares, which is approximately 88.0%(6) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 91,202,530(6)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 91,202,530(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,202,530(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.0%(6)

14.	Type of Reporting Person (See Instructions) HC

(6)  Represents the shares of Common Stock acquired by Purchaser pursuant to the Offer and does not include any shares of Common Stock which Purchaser may acquire from the Company pursuant to the Top-Up Option, which Purchaser currently intends to exercise, as reported in Item 4 of this Schedule 13D.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated April 5, 2007 (the “Original Schedule 13D”), and jointly filed by each of (i) CPT Manager Limited (“CPT Manager”), in its capacity as the responsible entity of Centro Property Trust (“CPT”), (ii) Centro MCS Manager Limited (“MCS Manager”), in its capacity as the responsible entity of Centro Retail Trust (“CRT”), (iii) CPT Custodian Pty Limited (“CPT Custodian”), in its capacity as the responsible entity of Centro Super Holding Trust No. 1, a direct wholly owned subsidiary of CPT (“Trust No. 1”), and in its capacity as the responsible entity of Centro Super Holding Trust No. 3, a direct wholly owned subsidiary of CRT (“Trust No. 3”), (iv) Super LLC, a Maryland limited liability company (“Super”), which is directly owned 50% by Trust No. 1 and 50% by Trust No. 3, (v) Super IntermediateCo LLC, a Maryland limited liability company (“Parent”),  which is directly 100% owned by Super, and (vi) Super MergerSub Inc., a Maryland corporation (“Purchaser”), which is directly 100% owned by Parent, with the Securities and Exchange Commission (the “SEC”) on April 16, 2007 (the Original Schedule 13D, as amended by this Amendment, the “Schedule 13D”) with respect to the shares of common stock, $.01 par value per share, of New Plan Excel Realty Trust, Inc. (the “Company”; such shares, the “Common Stock”).  CPT Manager, MCS Manager, CPT Custodian, Super, Parent and Purchaser are collectively referred to herein as the “Reporting Persons.”  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On April 19, 2007, Centro issued a press release announcing that the subsequent offering period of the Offer expired at 12:00 midnight, New York City time on April 18, 2007, and that Purchaser had accepted for payment all of the additional shares of Common Stock that had been validly tendered pursuant to the subsequent offering period.  Approximately 22,096,621 additional shares of Common Stock were tendered during the subsequent offering period which began on April 5, 2007.  Following the purchase of these shares, as of the date hereof, Purchaser beneficially owns a total of approximately 91,202,530 shares of Common Stock, representing approximately 88.0% of the outstanding shares of Common Stock and approximately 86.8% of the vote of the Company’s outstanding Common Stock and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of shares of Common Stock in accordance with the terms of the Series D Preferred Shares), voting together as a class.

Purchaser also announced that it currently intends to exercise the Top-Up Option under the Merger Agreement.  Pursuant to the exercise of the Top-Up Option, Purchaser would purchase from the Company, at the Offer Price, the number of authorized and unissued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock already owned by Purchaser and its affiliates, constitutes one share more than shares representing a 90% Vote (taking into account shares of Common Stock issued under the Top-Up Option).  Exercise of the Top-Up Option would permit Purchaser to effect a short-form merger of Purchaser into the Company under Maryland law without the vote of or any other action by the other Company stockholders.

Purchaser also announced that if the Top-Up Option is exercised, it is anticipated that the short-form merger will become effective on or about April 20, 2007.

A copy of the press release is attached as Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

The responses to Item 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end thereof:

(a) and (b).  On April 19, 2007, Centro issued a press release announcing that the subsequent offering period of the Offer expired at 12:00 midnight, New York City time on April 18, 2007, and that Purchaser had accepted for payment all of the additional shares of Common Stock that had been validly tendered pursuant to the subsequent offering period.  Approximately 22,096,621 additional shares of Common Stock were tendered during the subsequent offering period which began on April 5, 2007.

Following the purchase of these shares, as of the date hereof, Purchaser beneficially owns a total of approximately 91,202,530 shares of Common Stock, representing approximately 88.0% of the outstanding shares of Common Stock.

As of the date hereof, during the subsequent offering period, Purchaser has accepted for payment and purchased at the Offer Price the numbers of shares of Common Stock set forth below on the dates set forth below.

Date of Purchase	Number of Shares
April 9, 2007	4,365,873
April 10, 2007	1,417,317
April 11, 2007	9,137,407
April 12, 2007	208,660
April 13, 2007	88,328
April 16, 2007	854,505
April 17, 2007	749,946
April 18, 2007	1,829,008
April 19,2007	3,445,577
Total	22,096,621

As of the date hereof, Purchaser beneficially owns an aggregate of approximately 91,202,530 shares of Common Stock representing approximately 88.0% of the outstanding shares of Common Stock.  Accordingly, as of the date hereof, (i) each of CPT Custodian, Super and Parent beneficially owns an aggregate of 91,202,530 shares of Common Stock representing approximately 88.0% of the outstanding shares of Common Stock, (ii) CPT Manager beneficially owns an aggregate of approximately 45,601,265 shares of Common Stock representing approximately 44.0% of the outstanding shares of Common Stock, and (iii) MCS Manager beneficially owns an aggregate of approximately 45,601,265 shares of Common Stock representing approximately 44.0% of the outstanding shares of Common Stock.  Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the shares of Common Stock that it beneficially owns.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended by deleting in its entirety the first sentence thereof, and replacing it with the following:

In connection with the Merger Agreement, Centro and CPT Manager, in its capacity as the responsible entity of CPT, entered into a co-obligor agreement dated as of February 27, 2007 (the “Co-obligor Agreement”), pursuant to which Centro and CPT Manager agreed to be jointly and severally responsible, as a primary obligor and not as a surety, for the prompt and complete payment and performance of the obligations of Parent, Purchaser and DownREIT MergerSub (together, the “Buyer Parties”) under the Merger Agreement.

Item 7.    Materials to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
5	Press Release issued by Centro on April 19, 2007.
6

Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

CPT Manager Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Centro MCS Manager Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated: April 19, 2007

CPT Custodian Pty Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Super LLC

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Super IntermediateCo LLC

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Super MergerSub Inc.

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Dated: April 19, 2007

EXHIBIT INDEX

Exhibit Number	Description
5	Press Release issued by Centro on April 19, 2007.
6

Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D).